Mail Stop 0306

January 13, 2005

Sebastien Dufort
President
Voyager One, Inc.
859 West End Court, Suite 1
Vernon Hills, Illinois 60061

Re:	Voyager One, Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed December 28, 2004
      File No. 333-118582

Dear Mr. Dufort:

      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update your disclosure to the extent practical, including the product development milestone table that appears on page 34 and the executive compensation information that appears on page 44.
Please also file an updated legality opinion.

Prospectus Summary - Page 2
2. We note your response to comment 1. We also note that the disclosures contained in the third, fourth and fifth sentences of the fourth paragraph of the summary also appear on page 32. Given the development stage of your company, we believe that those disclosures are more appropriately included in the body of the prospectus rather than in the prospectus summary. Accordingly, please revise the fourth paragraph of the summary to delete the third, fourth and fifth sentences of that paragraph.

The Offering - Page 3
3. We note your response to comment 4. We also note that you are continuing to register up to 4,400,000 shares to be issued upon conversion of the convertible debentures, which represents a conversion price of $0.25 per share. The number of shares to be registered for resale must be based on a good faith estimate of the number of shares to be issued upon conversion of the convertible debentures. Based on your response to comment 4, it appears that your good faith estimate of the conversion price may be $2.50 per share. If so, then please reduce the number of shares that you are registering for resale by Cornell Capital Partners and Trey Resources consistent with a $2.50 conversion price, and revise as appropriate to ensure that the disclosures throughout your prospectus are consistent with a $2.50 per share conversion price. Alternatively, if your good faith estimate of the conversion price is $0.25 per share, then that conversion price needs to be used throughout the prospectus, including on pages 8, 13, 15, 16, 20 and 21.

Summary Financial Information - Pge 4

4. Please revise to address the following:

a) Expand the table to also include statement of operations data for each of the fiscal years ended December 31, 2003 and 2002, and revise the introductory paragraph to so indicate.

b) Instead of the detailed statement of operations and balance sheet data currently presented, consider only showing major statement captions such, operating expenses, interest expense, net loss before taxes, net loss, net loss per share, total current assets, total assets, total current liabilities, long term debt, the individual components of stockholders` equity, total stockholders` equity and total liabilities and stockholders` equity (deficit).

c) Remove the "audited" label above any captions, as that label may confuse an investor into believing that the auditor was engaged to audit the information. Rather include a statement in the introductory paragraph to indicate which information was derived from the audited financial statements and which information was derived from the unaudited interim financial data.

d) Revise the introductory paragraph to refer the reader to the financial statements included in the filing for a more detailed presentation.

5. Please revise footnote (1) to clarify that the financial results reflect the operating results of Silicon Film Technologies through February 25, 2004, and the results of the combined entity following that date. Likewise, clarify that the balance sheet as of September
30, 2004 represents the financial condition of the combined entity.

Financial Resources and Liquidity - Page 38
6. We note your response to comment 12. Please update the disclosure on page 38 to disclose the amount of any notes payable that are in default, the amount of any notes payable that have been recently renegotiated, and, if some notes have been renegotiated, the material changes to the terms of those notes. Please also provide us with the analysis of counsel why the notes payable to Messrs. Byrne, Culbertson, Didanato, Jassey, Lamb, McGrain and Prikos are convertible only into shares of Silicon Film. Further, expand your disclosures on page 48 to discuss the material terms of those notes, including how the conversion price at a 50% discount on January 31,
2005 will be determined given that there is currently no trading market for the company`s shares.

Audited Financial Statements of Silicon Film Technologies, Inc.

Independent Auditors` Report - Page F-1

7. In light of your auditor`s consent provided as an exhibit to this filing, please have them revise their report to indicate that the audit was performed in accordance with the standards of the Public Company Auditing Standards Board (United States). Refer to SEC Interpretive Release No. 33-8422.

Interim Financial Statements of Voyager One, Inc.

Note 6:  Notes Payable

8. We note your response to prior comment 12 indicating that you had not recorded and accounted for the beneficial conversion feature of the 6% convertible debenture to Oberman, but that a restatement of the interim financial statements was not required due to immateriality. Please confirm to us that you will correctly account for the transaction in all your future filings, beginning with the period ended December 31, 2004.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Louis Canant at (202) 942-1897 or Brian Cascio at (202)942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at
(202) 942-1927 or me at (202) 924-7924 with any other questions.

      Sincerely,



							David Ritenour
							Special Counsel

cc (via fax): Philip E. Ruben, Esq.


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Voyager One, Inc.
January 13, 2005
Page 4